Exhibit 99.1

Bragg Gaming Group Secures a Turnkey Solution Deal with SuomiVeto Ahead of Finnish Market Liberalization

Multi-year partnership includes Bragg's full turnkey solution with PAM, HUB, exclusive content, and Fuze™ player engagement tools to target the new regulated Finnish iGaming market

Toronto, January 13, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) today announced it has signed a comprehensive Player Account Management (“PAM”) platform and turnkey solution agreement with SuomiVeto, a market entrant led by the successful founders of BetCity.nl.

The long-term agreement will see Bragg provide SuomiVeto access to its proprietary PAM platform, a vast portfolio of exclusive and aggregated casino games, a fully managed sportsbook, award-winning Fuze™ Player Engagement tools, and comprehensive managed marketing and operational services.

This partnership is strategically focused on positioning SuomiVeto as a leading operator, and Bragg as a leading supplier, in the newly regulated Finnish iGaming market when it launches. The market is scheduled to "go live" for private operators on July 1, 2027, following the opening of the license application window in March 2026.

In January 2026, Bragg announced an ambitious AI transformation plan, targeting it becoming an AI-First company by 2027. In line with the Company’s previously announced "AI-First" initiatives, Bragg is developing technology aimed at assisting operators in meeting expected regulatory requirements in Finland. Through the "Bragg AI Brain" and its technical partnership with Golden Whale, the Company provides predictive modeling designed to monitor player behavior.

The Company’s PAM platform includes features designed for hyper-personalization, which may assist operators in maintaining player engagement within the parameters of Finland's proposed marketing and bonus restrictions. By utilizing AI-driven data, the platform allows for the delivery of specific content to existing player segments, facilitating retention strategies that remain compliant with local "moderate marketing" standards.

Bragg continues to develop localized content through its internal studios, including Atomic Slot Lab and Indigo Magic, with a focus on mechanics and themes historically preferred in the Finnish market. Distribution of this content will be facilitated by the Bragg HUB, an aggregation and content delivery platform that enables the deployment of certified titles through a single technical integration. This infrastructure is designed to provide international operators with a streamlined path to market entry in new jurisdictions.

Bragg also has a strong pedigree supporting operators in newly regulated markets from day one, as exemplified by launches in The Netherlands, where Bragg is a market-leading PAM provider with approximately 30% regulated market share, and more recently in Brazil, where Bragg has enjoyed a strong start following market launch on January 1, 2025.

Finland, a highly advanced digital economy with a population of 5.6 million, is projected to see Gross Gaming Revenue (“GGR”) in regulated online gambling categories rise significantly following the transition, driven by increased channelization and player trust in a regulated environment. Industry experts have estimated that the 2027 total online gambling market (Casino + Sportsbook) to be between €1.1 billion and €1.3 billion. The new regulatory framework includes a 22% GGR tax rate for licensed operators, providing a clear and sustainable path for international market leaders like Bragg to support local and international entrants.

SuomiVeto’s founders include the former directors of Betcity.nl which rose to a strong market position, powered by the Bragg PAM and full turnkey solution, following the launch of the Netherlands regulated market in October 2021.

Matevž Mazij, Chief Executive Officer for Bragg Gaming Group, commented: "Securing this PAM and full turnkey solution deal with SuomiVeto is a major strategic milestone for Bragg, establishing a strong position as an iGaming supplier in Finland well ahead of the market's upcoming liberalization. We are focusing our efforts on supporting premier partners in high-growth regulated markets, and Finland represents the next major European opportunity. The fact that the SuomiVeto team is composed of the same successful founders behind BetCity.nl, a success story from the regulation of the Dutch iGaming market and a long-standing Bragg partner, underscores their vision and our platform's proven ability to deliver market-leading results. This partnership is a testament to the power of our complete platform, content, and player engagement ecosystem, and we are confident in SuomiVeto’s ability to capture significant market share when the new licensing regime goes live."

Melvin Bostelaar, co-founder of Suomiveto, commented: “After the successful journey with BetCity, we are once again partnering with Bragg, a platform provider operating at the very top of the industry. Their premium technology and scalable infrastructure give us the foundation to build another market leader. Finland is next.”

Joey Singels, co-founder of Suomiveto, commented: “Our successful collaboration with Bragg in the Dutch regulated market gives us strong confidence as we begin a new venture in Finland. Together, we believe we can build an exciting brand that will undoubtedly establish a strong market presence.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and Sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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